BioHarvest Sciences to Attend the Craig-Hallum 16th Annual Alpha Select Conference on November 18, 2025

Vancouver, British Columbia and Rehovot, Israel - November 12, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to attend the Craig-Hallum 16th Annual Alpha Select Conference taking place on Tuesday, November 18th, 2025 in New York, NY.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the event as shown below.

Craig-Hallum 16th Annual Alpha Select Conference

Date: Tuesday, November 18, 2025

Format: 1x1 Meetings Only

Location: Sheraton New York Times Square Hotel | New York, NY

Sobel said: “We are approaching next week’s Craig-Hallum Alpha Select Conference with strong momentum across both our consumer and CDMO divisions, as our core VINIA® capsule business continues to deliver robust performance while new product lines, including the VINIA® Daily Chews 2X Formula and our upcoming VINIA® Blood Flow Hydration Solution, expand our reach into incremental markets. At the same time, our CDMO platform is driving meaningful milestones - including our breakthrough in plant-based exosome production and our recently announced new contract to develop a saffron compound. Supported by this week’s successful close of an upsized $19.9 Million equity offering led by Craig-Hallum, and a focused organizational effort towards delivering adjusted EBITDA breakeven in the near term, BioHarvest is well positioned to deliver profitable, sustainable growth and long-term value for shareholders.”

Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact MZ Group at BHST@mzgroup.us.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

(949) 259-4987

BHST@mzgroup.us